

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 4, 2008

via U.S. Mail

Frank A. Jacobs, Chief Executive Officer
Velocity Oil & Gas, Inc.
595 Howe Street, Suite 323
Vancouver, British Columbia, Canada
V6 C 2T5

> **Re: Velocity Oil & Gas, Inc.**
> **Supplemental Response to Registration Statement on Form SB-2**
> **Submitted January 22, 2008**
> **File No. 333-146405**

Dear Mr. Jacobs:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   To avoid any ambiguity, unless otherwise specified, all references in this letter to "you" or "your" refer to Velocity Oil & Gas and not to Frank Jacobs in his individual capacity.

2.   Form SB-2 has been rescinded. Therefore, please file the next amendment to your registration statement on an appropriate form. Refer generally to Release 33-8876 (December 19, 2007) and, in particular, to Section IV ("Compliance Dates") of that release.

3.   Please monitor the age of the financial statements included in the registration statement and update them as may be appropriate.

4.   It appears that the exhibits to the participation agreement with Ridgelake Energy, Inc. and GulfX, LLC, may contain material information, but have not been filed with your last amendment. For example, we note that Exhibit D to such agreement is the joint operating agreement with Ridgelake Energy, Inc. and GulfX, LLC. Please refile such agreement, as amended, with the exhibits.

5.   We note your response to our prior comment 2. Please revise your proposed language to disclose on your cover page your working capital as of a recent date.

6.   We note your disclosure that if you are unable to raise the additional exploration capital for fiscal 2008 you would "possibly divest the Participation Rights altogether." Please clarify how your failure to participate in the operation's costs, or your failure to pay the required lease expenses when due, would affect your participation right in each lease and your ability to recoup funds previously paid under the agreement.

7.   We note your response to our prior comment 4. Your proposed disclosure indicates that if you are unable to raise the funding required to earn the interests in the first two concessions, the rights may be divested by you for a cash or a royalty consideration in the future. This disclosure appears to be inconsistent with your rights to assign your interests under the participation agreement. Please reconcile this inconsistency.

8.   We note your responses to prior comments 6, 7 and 8. Provide consistent disclosure regarding your source of funding and the nature of the commitment provided by Mr. Jacobs. For example, your proposed disclosure in response to prior comment 6 indicates in part that "We anticipate that … after the effectiveness of this Registration Statement … Mr. Jacobs will loan us additional funds until such time as we are able to raise the funds we will require to pay our portion of the expenses associated with the South Marsh leases and/or are able to generate revenues sufficient to support our operations, if ever."

9.   Given the limited scope of Mr. Jacobs' written commitment to provide you with funds, please disclose the "general business expenses" that would be covered by his commitment.

10.   Also, please provide disclosure to clarify that Mr. Jacobs' commitment to provide funds after the effectiveness of the registration statement is limited to providing funds for costs and fees associated with achieving a public listing on the over-the-counter bulletin board.

11.   Please disclose explicitly, as requested in our prior comment 7, how much capital you must raise by May or June 2008 in order to earn your interest in the leases, including anticipated lease expenses and operating expenses.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Frank A. Jacobs
Velocity Oil & Gas, Inc.
February 4, 2008
Page 4

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

        David Loev, Esq.
        (713) 524-4122